UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

CONTENTS

On Friday 20, 2024, Nano-X Imaging Ltd. (the “Company”) held an Analyst Day, during which the Company presented recent commercial, clinical and regulatory pathways, and provided a glance to its future products which are in development stages and are not yet regulatory cleared. A copy of the presentation, excluding a VR demo, is attached hereto as Exhibit 99.1 and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD (Registrant)

Date: September 23, 2024	By:	/s/ Ran Daniel
Ran Daniel
Chief Financial Officer

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